HUMBL, INC.

600 B Street, Suite 300

San Diego, California 92101

June 27, 2022

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Brian Fetterolf
Robert Shapiro

Re:	HUMBL, Inc. (the “Company”)
Amendment No. 6 to Registration Statement on Form S-1
Filed June 14, 2022
File No. 333-261403

Ladies and Gentlemen:

We are in receipt of the Staff’s comment letter dated June 22, 2022 to the above-referenced filing. We have addressed your comments by reproducing them below in bold italics and providing our responses immediately thereafter. In accordance with our discussion with the Staff, we have drafted a proposed response to the comments that references in bold the changes that we intend to make to Notes 4 and 12 of our financial statements after the Staff responds to this letter.

Amendment No. 6 to Registration Statement on Form S-1 Filed June 14, 2022

HUMBL, Inc. Consolidated Statements of Operations (Unaudited) for the Three Months Ended March 31, 2022 and 2021

Notes to Consolidated Financial Statements

Note 4: Business Combinations and Acquisitions of Assets, page F-53

1.	We reviewed your response to comment 9. Please provide us with your consideration of the indicators in ASC 805-10-55-25 in reaching your conclusion. For example, tell us if vesting is automatically forfeited if employment terminates.

Response: There are several factors that the Company considered when making a determination regarding whether the restricted stock units (RSUs) granted to BizSecure that are tied to the continued employment of two of the selling shareholders of BizSecure who became HUMBL employees as part of the acquisition transaction (the “Hired Shareholders”) should be considered contingent consideration or post-combination compensation pursuant to ASC 805-10-55-25.

Brian Fetterolf

Robert Shapiro

June 27, 2022

ASC 805-10-55-25 states that if it is not clear whether an arrangement for payments to employees or selling shareholders is part of the exchange for the acquiree or is a transaction separate from the business combination, the acquirer should consider the indicators in that standard. The Company has spent considerable time analyzing this standard. We believe there are factors that support both sides of the analysis. For the following reasons, we believe contingent consideration and not post-combination compensation is the appropriate accounting treatment

The total purchase price negotiated with BizSecure for the purchase of their assets was 40,000,000 shares of HUMBL’s common stock. Of the purchase price, 33% was given in common stock at closing and the remainder was issued in the form of RSUs that would vest quarterly over two years based on the continued employment of the Hired Shareholders. The RSUs were intended as contingent consideration and not a post-combination consideration. The Hired Shareholders were to receive salaries to compensate them for their work as employees. The RSUs were intended to function like installment payments paid over two years rather than paying all the stock at the closing of the acquisition.

The Company considered the successful onboarding of the Hired Shareholders critical in completing the purchase of BizSecure. Their collective knowledge in blockchain technology and conducting business in the governmental sector were integral components in forming HUMBL Blockchain Services (“HBS”). The transaction with BizSecure was predicated in part upon the Hired Shareholders playing a large role for HUMBL moving forward in leading HBS as well as helping to expand the portfolio of HUMBL product offerings using BizSecure’s technology.

ASC 805-10-55-25(a) states that “[a] contingent consideration arrangement in which the payments are automatically forfeited if employment terminates is compensation for postcombination services.” Although the RSUs are tied to the employment of the Hired Shareholders, the forfeiture is not automatic. We note that in the event that the employment of either of the Hired Shareholders is terminated without cause or the individual resigns with good reason, the remaining unvested RSUs associated with such individual shall automatically vest. On that basis as well as for the other reasons set forth below, the Company determined to not treat the value of the RSUs as compensation. There is no reason to believe that the two individuals will be terminated with cause or resign without good reason, which would automatically cancel the unvested RSUs, since they sold their prior business to HUMB and are tasked with leading HBS and expanding the portfolio of HUMBL’s service offerings.

Brian Fetterolf

Robert Shapiro

June 27, 2022

There are other factors in the ASC standards that also support treating the RSUs as contingent consideration. For example, ASC 805-10-55-25(c) provides that: “situations in which employee compensation other than the contingent payments is at a reasonable level in comparison to that of other key employees in the combined entity may indicate that the contingent payments are additional consideration rather than compensation.” The Hired Shareholders are being paid at market rates and in-line with the compensation of other employees in the Company.

ASC 805-10-55-25(d) provides that: “[i]f selling shareholders who do not become employees receive lower contingent payments on a per-share basis than the selling shareholders who become employees of the combined entity, that fact may indicate that the incremental amount of contingent payments to the selling shareholders who become employees is compensation.” All selling shareholders of BizSecure will receive the same pro-rata compensation from the RSUs. The Hired Shareholders will not receive any additional consideration from the RSUs as result of their employment with the Company.

ASC 805-10-55-25(e) states that: “[i]f the initial consideration transferred at the acquisition date is based on the low end of a range established in the valuation of the acquiree and the contingent formula relates to that valuation approach, that fact may suggest that the contingent payments are additional consideration. Alternatively, if the contingent payment formula is consistent with prior profit-sharing arrangements, that fact may suggest that the substance of the arrangement is to provide compensation.” Similarly, ASC 805-10-55-25(f) states: “[t]he formula used to determine the contingent payment may be helpful in assessing the substance of the arrangement. For example, if a contingent payment is determined on the basis of a multiple of earnings, that might suggest that the obligation is contingent consideration in the business combination and that the formula is intended to establish or verify the fair value of the acquiree. In contrast, a contingent payment that is a specified percentage of earnings might suggest that the obligation to employees is a profit-sharing arrangement to compensate employees for services rendered.” The valuation of the BizSecure assets was agreed by all parties to be 40,000,000 shares of HUMBL common stock. The are no additional due payments or readjustments due if the Hired Shareholders reach certain milestones. The RSUs also do not adjust as a function of HUMBL’s earnings, thus, according to the standards, there is no profit-sharing component to the RSUs.

Lastly, ASC 805-10-55-25(h) provides a catchall for other agreements and issues that could affect the analysis, specifically listing noncompetes and tax treatment as factors to consider in the analysis. Here the Hired Shareholders are subject to noncompetes and part of the reason to pay out the RSUs over time was to spread out the income tax consequences to all the shareholders of BizSecure not just the Hired Shareholders, rather than reflecting all that income upfront before the shares were eligible for resale.

We believe in light of the factors set forth above that treating the RSUs as contingent consideration rather than post-combination compensation is justified and appropriate.

We have explained in further detail in Note 4 to the Consolidated Financial Statements for the three months ended March 31, 2022 and 2021 our position with respect to the treatment of the RSUs as contingent consideration, and have included below our revised footnote disclosure shown in bold text.

Brian Fetterolf

Robert Shapiro

June 27, 2022

Proposed Amendment to Note 4 to the Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021

BizSecure

On February 12, 2022, the Company entered into an asset purchase agreement with BizSecure, Inc. (“BizSecure”). The Company determined this was an acquisition of a business pursuant to the guidance provided in both ASC 805 and Rule 11-01(d) of Regulation S-X. BizSecure is not considered a significant subsidiary under Regulation S-X Rule 1-02(w). The Company acquired a customer relationship with the US Air Force and BizSecure’s Mobile ID technology. The Company entered into employment agreements with two BizSecure employees as part of the agreement to help integrate the Mobile ID technology into the Company’s larger suite of products and help operate the blockchain services division. The assets acquired from BizSecure represented the majority of the operations of the entity and BizSecure post-acquisition has only conducted nominal operations and has no employees. The Company issued to BizSecure 13,200,000 common shares and 26,800,000 restricted stock units that vest quarterly commencing April 1, 2022 for a period of two years. The shares and restricted stock units have a value of $6,756,000. The Company has included the value of $4,526,520 which represents the value of the restricted stock units in contingent consideration pursuant to ASC 805-10-55-25. Management considered several factors when making the determination to treat the RSUs as contingent consideration and not post-combination compensation, including, but not limited to, the following: (a) the RSUs are not automatically forfeited upon termination of the two key employees as those RSUs would vest if the employees were terminated without cause or if the employees resigned with good reasons; (b) all selling shareholders of BizSecure receive the same pro rata compensation; (c) the BizSecure shareholders hired by the Company receive compensation commensurate with other employees in the Company at the same level; (d) there are no adjustments to the RSUs based on earnings and thus there is no profit-sharing component to the RSUs; and (e) the parties desired for the compensation to be paid over time and not all up front. Therefore, the Company determined that the restricted stock units should be treated as contingent consideration.

This amount will be reclassified to equity upon the vesting of those restricted stock units over the two-year period.

Customer relationships	$275,000
Intellectual property - software	2,500,000
Goodwill	3,981,000
$6,756,000

Brian Fetterolf

Robert Shapiro

June 27, 2022

The consideration paid for the acquisition of assets of BizSecure was as follows:

Common stock	$2,229,480
Contingent consideration (RSUs)	4,526,520
Total consideration	$6,756,000

The Acquisition has been accounted for under the acquisition method of accounting. Under the acquisition method of accounting, the total acquisition consideration price was allocated to the assets acquired and liabilities assumed based on their preliminary estimated fair values. The fair value measurements utilize estimates based on key assumptions of the Acquisition, and historical and current market data. The excess of the purchase price over the total of the estimated fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed is recognized as goodwill. The Company has estimated the preliminary purchase price allocations based on historical inputs and data as of February 12, 2022.

The preliminary allocation of the purchase price is based on the best information available and is pending, amongst other things: (i) the finalization of the valuation of the fair values and useful lives of tangible assets acquired; (ii) the finalization of the valuations and useful lives for the intangible assets acquired; and (iii) finalization of the fair value of non-cash consideration.

The Company has up to oneyear from the date of acquisition to adjust any of the acquired assets and liabilities for information obtained during this measurement period. If new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of additional assets or liabilities as of the acquisition date or a re-allocation of assets and liabilities is necessary, the Company will adjust these figures.

The goodwill is not expected to be deductible for tax purposes.

Note 12. Convertible Promissory Notes, page F-61

2.	We note your response to comment 12. Please revise your disclosure to explain the accounting for the expensing of the debt discount of $1,250,527 at the time of the convertible note exchanges and where it is recognized in the consolidated statement of operations for the three months ended March 31, 2022. In your disclosure, please explain why no gain or loss was recognized upon the note exchanges.

Response: We have amended our disclosure in Note 12 to the Consolidated Financial Statements for the three months ended March 31, 2022 and 2021 (shown in bold text) to explain the accounting for the expensing of the debt discount of $1,250,527 at the time of the convertible note exchanges and where this figure is classified in the consolidated statement of operations for the three months ended March 31, 2022. We have also added disclosure that explains that the unamortized debt discount of $1,250,527 would not represent any loss on these exchange transactions and have included below our revised footnote disclosure shown in bold text.

Brian Fetterolf

Robert Shapiro

June 27, 2022

Proposed Change to Note 12 to the Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021

On March 31, 2022, the Company entered into exchange agreements with most of their convertible note holders to exchange $2,979,000 of notes payable and $197,804 of accrued interest on those notes into 37,374,170 shares of common stock. The exchange agreements resulted in a $1,250,527 adjustment for the unvested debt discount at the time of the convertible note exchanges to common stock. This amount is reflected in the amortization of debt discounts in other income (expense) in the consolidated statement of operations for the three months ended March 31, 2022. The unamortized debt discount of $1,250,527 represents the loss on these exchange transactions.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Esq., estern@cm.law, (301) 910-2030. If you cannot reach him, please contact the undersigned at brian@humblpay.com.

Sincerely,

/s/ Brian Foote
Brian Foote, CEO

cc:	Ernest M. Stern, Esq. (w/encl.)
Encl.